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SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29418

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/09 (MM/DD/YY) AND ENDING 03/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Curbstone Financial Management Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

741 Chestnut Street

(No. and Street)

Manchester	NH	03104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas M. Lewry, IV CFP — 603-624-8462

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roy & Bentas CPAs, P.C.

(Name – *if individual, state last, first, middle name*)

697A Union Street	Manchester	NH	03104-3632
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas M. Lewry, IV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Curbstone Financial Management Corporation, as of March 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KAREN VARNEY, Notary Public
My Commission Expires March 8, 2011



This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
COMPUTATION OF NET CAPITAL
MARCH 31, 2010

	Allowable Assets	**Focus Report Part IIA**
Cash and Cash Equivalents	$311,486	$311,484
	Non-Allowable Assets	
Accounts Receivable	3,838	0
Prepaid Expenses	2,280	0
Furniture & Fixtures	436	549
Computer Equipment	5,698	11,477
Cash Value of Life Insurance Policy	45,146	0
Sub-total of Non-Allowable Assets	57,398	12,026
Total Assets	**$368,884**	**$323,510**
Liabilities	**$ 44,064**	**$ 545**
Common Stock	$ 10,200	$ 10,200
Additional Paid-in Capital	258,415	258,415
Retained Earnings	56,205	54,350
Total	**$207,860**	**$322,965**
Total Assets	368,884	$323,510
Total Liabilities	44,064	545
Net Worth	324,820	322,965
Non-Allowable Assets	57,398	12,026
Current Net Capital	267,422	310,939
Haircuts	589	589
Net Capital	266,833	310,350
Required Capital	50,000	50,000
Excess Net Capital	**$ 216,833**	**$ 260,350**

NOTE: The major differences were as a result of depreciation expense, and accounts receivable and accounts payable. No material inadequacies were found to exist since the previous audit of March 31, 2009.



George Bentas, CPA, MST
ROY & BENTAS CPAs, P.C.
Certified Public Accountants

ROY & BENTAS CPAs, P.C.
Certified Public Accountants
697A Union Street, Manchester, NH 03104-3632
Telephone (603) 625-5715 or (603) 626-1040; Fax (603) 625-5717

Item (e) – Statement of changes in Stockholders' Equity

	March 31, 2010	March 31, 2009
Common Stock	$ 10,200	$ 10,200
Additional Paid-in Capital	258,415	258,415
Retained Earnings (Deficit)	56,205	(60,755
Total	**$324,820**	**$207,860**

Item (i) – Curbstone is exempt by K2II.

Item (n) – No material differences existed.



George Bentas, CPA, MST
ROY & BENTAS CPAs, P.C.
Certified Public Accountants